4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001198050

  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Cisco Systems, Inc.
  858877
  <IRS-NUMBER>77-0059951
</SUBJECT-COMPANY>
<PERIOD>11/21/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Morgridge, John
   170 West Tasman Drive
   San Jose, CA  95134-1706

2. Issuer Name and Ticker or Trading Symbol
   Cisco Systems, Inc. (CSCO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/21/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman Of The Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     813,052        D  Direct
Common Stock                                  11/21/02    J (1)V   100,000       D  $14.7714     81,322,961     I  by Foundation (2)
Common Stock                                                                                     92,938         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Represents a sale by the TOSA Foundation, a charitable foundation.  The Reporting Person is a director of the TOSA Foundation, but h as no pecuniary interest in the Foundation's assets.  The Reporting Person elects to report transactions of the Foundation on a pure ly voluntary basis.
(2)
The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the R eporting Person is the beneficial owner of the securities for purposes of Section 16 or for any other purposes.  The Reporting Perso
n elects to report holdings of the Foundation on a purely voluntary basis.


SIGNATURE OF REPORTING PERSON
/S/ By: Mark Chandler, Attorney-in-Fact
    For: John Morgridge
DATE 11/22/02